650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ibolya Ignat
Daniel Gordon
Eric Envall
Sandra Hunter Berkheimer

Re:	Thorne HealthTech, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted June 7, 2021
CIK No. 0001844280

Ladies and Gentlemen:

On behalf of our client, Thorne HealthTech, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 21, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has revised Amendment No. 1 and is concurrently submitting via EDGAR this letter and an Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 2.

Draft Registration Statement on Form S-1 Submitted June 7, 2021

Our Value Proposition to Professional Athletes, page 4

1.

We note your response to comment 5 and your disclosures about where you believe your company ranks in your industry. Please revise to disclose that the only data available to the Company is the number of products that have been certified by NSF, regardless of whether such products are currently marketed by the manufacturer, and does not include volume or revenue data. In addition to adding this disclosure, please balance your assertions by noting the challenges that you face if your beliefs and assertions are determined to be incorrect.

In response to the Staff’s comment, the Company has revised its disclosure on page 111. The Company respectfully advises the Staff that it believes that this discussion is too lengthy for the

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

June 25, 2021

prospectus summary and has therefore revised the language in the Business section under the heading What Sets Us Apart – Trusted Brand, Products and Services.

Our Compelling Value Proposition, page 108

2.

We note your response to comment 12. It is inappropriate for you to disclaim any statements in your registration statement. Please remove any such disclaimer when you revise this section to provide a balanced view of Thorne and its business. In addition, please disclose the compensation, if any, paid to those that provide the testimonial information.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 108 to remove all disclaimer language and testimonial statements.

Our Employees, page 121

3.	Please provide support for your declaration that “your employees stay with [you] and thrive because they believe in [your] collective vision and mission.”

In response to the Staff’s comment, the Company has revised its disclosure on page 119 to remove this statement.

Laboratory Developed Tests, page 123

4.

We note your response to comment 13 and we reissue the comment in part. Please describe the material terms of the financial agreements that you have with laboratories and identify the material laboratories you partner with.

In response to the Staff’s comment, the Company has created a new subsection beginning on page 115 which identifies the material laboratories that the Company partners with and describes the material terms of the financial agreements with these partners. The Company supplementally advises the Staff that it does not believe these agreements to be material and therefore they are not required to be filed under Item 601 of Regulation S-K. It further advises the Staff that, even if such agreements were filed with the Commission, that the Company would request confidential treatment of any specific pricing information therein since such pricing information is not material and is the type of information that the Company both customarily and actually treats as private and confidential.

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Securities and Exchange Commission

June 25, 2021

Please direct any questions with respect to this confidential submission to me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip Oettinger
Philip Oettinger

cc:	Paul Jacobson, Thorne HealthTech, Inc.
Scott Wheeler, Thorne HealthTech, Inc.
Stelios Saffos, Latham & Watkins
Billy Hampton, BDO USA, LLP

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